Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Tel: +1.212.859.8000 Fax: +1.212.859.4000 www.friedfrank.com

April 24, 2020

Via E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joshua Shainess, Esq.

Special Counsel

Office of Mergers and Acquisitions

Re:	TEGNA Inc.

Response to SEC Letter, dated April 17, 2020

File No. 001-06961

Dear Mr. Shainess:

We refer to your letter, dated April 17, 2020, with respect to Amendment No. 3 to Schedule 13D filed April 1, 2020 and Amendment No. 4 to Schedule 13D filed April 3, 2020 by Standard General L.P. (“Standard General”) and the other participants named therein with respect to TEGNA Inc. (“TEGNA”). Please see below our responses to your comments.

1.	We note your response to prior comment 1 but disagree with your analysis. Given that you retained the right to vote the 5,000,000 shares sold between March 25 and March 31, 2020 at the annual meeting, we continue to believe that you were required to amend your Schedule 13D to report beneficial ownership over both the swap shares and the shares sold. Refer to Rule 13d-3(a)(1).

As we noted in our letter of April 10, 2020, we believe that there was no ambiguity in the reporting persons’ prior filings with respect to the reporting persons’ right to vote the shares changed for swaps after the record date and, as we also noted in that letter, Standard General similarly affirmed that it possesses the right to vote these shares in its Regulation 14A filing of April 9, 2020. In addition, as previously discussed with the Staff, we respectfully do not agree with the position that Standard General should report beneficial ownership of an additional 5,000,000 TEGNA shares (or 14.1%) on its Schedule 13D. We believe such disclosure would, in fact, be misleading, as the reporting persons have the right the vote those shares solely as of the March 20, 2020 record date and there is no scenario in which the reporting persons would be able to vote more than the 11.8% of TEGNA’s shares reflected as owned by the reporting persons in the Schedule 13D.

We further note that the disclosure requested by the Staff would not provide any meaningful additional information to investors and the market, as all material information has already been disclosed. The reporting persons’ prior filings make clear what shares they owned as of the record date, what shares the reporting persons now own directly or through swaps and when (and at what price) the reporting persons changed the form of beneficial ownership for the 5,000,000 shares at issue by selling those shares and entering into swaps.

Nonetheless, the reporting persons have amended their Schedule 13D to include references to the reporting persons’ right to vote the 5,000,000 shares at the annual meeting as well as to address the Staff’s prior comment regarding providing additional detail on the reporting persons’ swap transactions. We further note that, as previously discussed with the Staff, the level of detail reported for these swaps exceeds the information typically provided by 13D filers, including prominent hedge funds.

New York • Washington • London • Frankfurt

Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership

Fried, Frank, Harris, Shriver & Jacobson LLP	April 24, 2020 Page 2

2.	Given our conclusion that the series of transactions referenced in our comment above resulted in Standard General becoming a beneficial owner of greater than 10% of the Company’s common stock on March 25, 2020, please tell us how you plan to comply with Section 16 of the Exchange Act and update your Section 16(a) filings as required. Refer to Rule 16a-3. In this respect, we note that you cite your April 2 purchase of shares in your Form 3 filed April 7, 2020, rather than the March 25 transactions. We further note that you have not filed any Forms 4.

Under Rule 16a-13, a change in form of beneficial ownership is exempt from the disclosure and short-swing profit disgorgement rules of Section 16. We believe that Standard General’s change to the form of its beneficial ownership of the 5,000,000 shares by selling, and simultaneously entering into swaps with respect to, those 5,000,000 shares fits within this exemption. As such, those transactions did not trigger Form 3 or Form 4 filing requirements.

Please contact Warren de Wied at (212) 859-8296 or Phil Richter at (212) 859-8763 if you have any questions regarding this letter.

Very truly yours,

Warren de Wied

CC:	Gail Steiner

Partner, General Counsel and Chief Compliance Officer

Standard General L.P.